As filed with the Securities and Exchange Commission on December 12, 1997
                                                      Registration No. 333-34411
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                                  U-SHIP, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                 UTAH                                  39-1713181
   (State or Other Jurisdiction of                  (I.R.S. Employer
    Incorporation or Organization)                Identification Number)

                              5583 WEST 78TH STREET
                             EDINA, MINNESOTA 55439
                                 (612) 941-4080
               (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)

                           --------------------------

             BRUCE H. SENSKE, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  U-SHIP, INC.
                              5583 WEST 78TH STREET
                             EDINA, MINNESOTA 55439
                                 (612) 941-4080
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                                   COPIES TO:
                              AVRON L. GORDON, ESQ.
                            THOMAS F. STEICHEN, ESQ.
                   BRIGGS AND MORGAN, PROFESSIONAL ASSOCIATION
                                 2400 IDS CENTER
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 334-8400

                                 ---------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

                                 ---------------

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                      ------------------------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.
================================================================================

Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy these securities be accepted prior to the time such Registration Statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there by any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

PROSPECTUS        SUBJECT TO COMPLETION, DATED DECEMBER 12, 1997

--------------------------------------------------------------------------------
                                1,538,474 SHARES
                                  U-SHIP, INC.
                                  COMMON STOCK
--------------------------------------------------------------------------------

         This Prospectus relates to 1,538,474 shares (the "Shares") of common stock, par value $.004 per share (the "Common Stock") of U-Ship, Inc. (the "Company") that may be offered for sale for the account of certain shareholders (the "Selling Shareholders") of the Company as stated herein under the heading "Selling Shareholders." No period of time has been fixed within which the Shares may be offered or sold. The Common Stock is traded on the Nasdaq SmallCap Market under the symbol "USHP." On December 11, 1997, the average of the high and low prices of the Common Stock on the Nasdaq SmallCap Market was $0.26565 per share. There can be no assurance, however, of the continued listing on the Nasdaq SmallCap Market of the shares of Common Stock. See "Risk Factors - Limitations on Broker-Dealer Sales of Company Common Stock; Applicability of "Penny Stock" Rules; No Assurance of Continued Quotation on The Nasdaq Stock Market."

         The Selling Shareholders have advised the Company that sales of the Shares by them, or by their pledgees, donees, transferees or other successors in interest, may be made from time to time in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices. The Shares may be sold by one or more of the following methods: (a) a block trade in which a broker or dealer so engaged will attempt to sell the Shares as agent but may purchase and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which a broker solicits purchasers. Sales of the Shares may be made pursuant to this Prospectus to or through broker-dealers who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers of shares of Common Stock for whom such broker-dealer may act as agent or to whom it may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). One or more supplemental Prospectuses may be filed pursuant to Rule 424 promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), to describe any material arrangements for the sales of the Shares if and when such arrangements are entered into by any of the Selling Shareholders and any other broker-dealer that participates in a sale of the Shares.

         The Selling Shareholders and any broker-dealers or other persons acting on their behalf in connection with the sale of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit realized by such person on the resale of the Shares as principals may be deemed to be underwriting commissions under the Securities Act. As of the date hereof, there are no special selling arrangements between any broker-dealer or other person and any Selling Shareholder.

         The Company will receive no proceeds upon the sale of the Shares. See "Plan of Distribution." Pursuant to the terms of registration rights granted to the Selling Shareholders, the Company will pay all the expenses of registering the Shares, including the cost of any Supplemental Prospectus, except for selling expenses incurred by the Selling Shareholders in connection with this offering, including any fees and commissions payable to broker-dealers or other persons, which will be borne by the Selling Shareholders. In addition, such registration rights provide for certain other usual and customary terms, including indemnification by the Company of the Selling Shareholders against certain liabilities arising under the Securities Act.

   THE SHARES INVOLVE CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF
                                THIS PROSPECTUS.

                                ----------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
          THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
                THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------

                THE DATE OF THIS PROSPECTUS IS           , 1997.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company pursuant to the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, Northwest, Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, Northwest, Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. In addition, the Common Stock is quoted on the Nasdaq SmallCap Market. Reports, proxy statements and other information concerning the Company can be inspected and copied at the Public Reference Room of the National Association of Securities Dealers, Inc., 1735 K Street, Northwest, Washington, D.C. 20006.

         The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act. This Prospectus does not contain all of the information, exhibits and undertakings set forth in the Registration Statement, certain parts of which are omitted as permitted by the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement which may be inspected and copied in the manner and at the sources described above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents previously filed by the Company (File No. 000-28452) with the Commission pursuant to the Exchange Act are incorporated into this Prospectus by reference:

         (a) The Company's Annual Report on Form 10-KSB for the year ended June 30, 1997, filed on September 26, 1997, as amended by Form 10-KSB/A, filed on October 17, 1997.

         (b) The Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1997, filed on November 14, 1997.

         (c) The Company's Current Report on Form 8-K, filed on December 12, 1997, relating to the press release issued to the public by the Company on December 11, 1997.

         (d) The description of the Company's Common Stock contained in the Company's Registration Statement on Form SB-2 (No. 333-01652C) as filed on February 26, 1996, as amended by Amendments No. 1, 2, 3, 4, 5 and 6, filed on April 26, April 29, April 30, May 9, May 21 and May 29, 1996, respectively.

         (e) The Company's Definitive Schedule 14A (Proxy Statement) filed on November 18, 1996, relating to the Company's Annual Meeting of Shareholders held on December 12, 1996.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

         Any statement contained herein or in a document all or any portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide, without charge, to each person to whom this Prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the foregoing documents (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to the Company at 5583 West 78th Street, Edina, Minnesota 55439, Attention: Mr. Bruce H. Senske, Chief Financial Officer. Telephone requests may be directed to Mr. Bruce H. Senske, the Chief Financial Officer of the Company, at (612) 941-4080.

                               PROSPECTUS SUMMARY

         THE FOLLOWING SUMMARY IS QUALIFIED BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, INFORMATION IN THIS PROSPECTUS GIVES EFFECT TO A ONE-FOR-FOUR REVERSE STOCK SPLIT WITH RESPECT TO THE COMMON STOCK EFFECTED ON FEBRUARY 29, 1996.

         THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS," AS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 (THE "LITIGATION REFORM ACT") THAT INVOLVE RISKS AND UNCERTAINTIES. PURCHASERS OF THE COMMON STOCK ARE CAUTIONED THAT THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE FACTORS DISCUSSED HEREIN UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

                                   THE COMPANY

         GENERAL. For approximately five years, the business of U-Ship, Inc. (the "Company" or "U-Ship") has been the manufacture, marketing and operation of self-service, automated shipping systems for use by consumers and small business shippers who ship packages and priority letters through major carriers in the air express and package delivery market. In November 1994, the Company began deployment of its network of electronic, customer-operated, self-service shipping centers. The Company's Automated Shipping Center ("ASC") have been placed in retail locations in the United States and Canada, providing a feeder system to United Parcel Service of America, Inc. ("UPS"), currently the only carrier with which the Company has a contract for the shipment of packages through Company or customer-operated ASCs. Although the Company could provide similar services and technology to other carriers in the multi-billion dollar air express and package shipping market, it has not been able to do so. As of September 30, 1997, the Company had 321 ASCs in operation in 40 states, 239 of which are owned and operated by the Company, and 82 of which have been sold and are operated by customers. ASCs have generally been placed in retail locations such as office services/copy centers such as Kinkos and OfficeMax and in retail locations such as grocery and general merchandise stores. As of September 30, 1997, there were 11 ASCs leased or sold to third parties with recourse to the Company. The Company's manufacturing operations of ASCs consisted of assembling components purchased from third parties and installation of the Company proprietary software. The Company currently derives revenue primarily from package shipping transactions and, to a lesser extent, from the sale of ASCs. The Company holds eight patents related to hardware and software utilized in its ASCs and is not aware of other comparable self-service, automated shipping systems currently marketed or available to consumers and small business package shippers. The Company believes that its ASC technology is among the most advanced self-service, automated, air express and package shipping system available for consumers and small businesses.

         CORPORATE RESTRUCTURING; PHASE-OUT OF ASC BUSINESS. In December 1997, upon completion of its evaluation of the Company's business strategy and the results of efforts to increase shipping transaction volume, the Company's Board of Directors determined that it is no longer economically feasible for the Company to continue its ASC deployment strategy without a strategic partnership or alliance with a major express package carrier. As a result, the Company expects to cease deploying ASCs in new retail locations, and will seek to withdraw from the current business of deploying and operating ASCs in retail locations.

     The Company is currently evaluating the realizability of asset carrying values of ASCs on a location-by-location basis to determine if an asset impairment recognition is warranted. The Company anticipates that such analysis will be completed no later than February 1998. There can be no assurance that the Company will be able to recover its substantial investment in ASC equipment.

     The Company intends to pursue several courses of action to preserve its assets and shareholder value. These actions include:

                  PHASE OUT OF CURRENT ASC BUSINESS. The Company intends to discontinue producing and deploying ASCs in new retail locations. The Company will continue to service existing ASCs pursuant to its contractual obligations for as long as its resources permit. Upon expiration or termination of its existing ASC contracts, the Company will seek to sell or otherwise redeploy its ASCs. There can be no assurance, however, that the Company will be able to realize any significant amount from a sale of its ASC business or assets.

                  LEVERAGING EXISTING TECHNOLOGY. The Company expects to continue to leverage its technology, know-how and patent position to create strategic relationships with major carriers, but based upon its lack of success to date in forming such relationships, it is unlikely that a major carrier relationship will result in the foreseeable future.

                  ACQUISITION OPPORTUNITIES. The Company is seeking to identify and evaluate acquisition or merger opportunities. The Company believes that any business which may be acquired will be outside, and unrelated to, its current field of business. The Company has not targeted any specific area of business for a potential acquisition. No assurance can be given that the Company will be successful in acquiring, or merging with, any business.

                  LIMITED FINANCIAL RESOURCES; POTENTIAL DELISTING. The Company's cash resources are critically limited and it will require additional debt or equity financing as early as the first calendar quarter of 1998. The Company has no commitments from any person to provide financing and no assurance can be given that it will be able to secure financing on any terms. In addition, because the Company will likely not meet criteria for continued listing on the Nasdaq SmallCap Market, the Company expects that its Common Stock will be delisted from the market in the first calendar quarter of 1998, which would make it more difficult to raise additional capital. The Company's failure to obtain such additional capital when required could force the Company to cease operations or liquidate.

         HISTORICAL BUSINESS STRATEGY. The Company's strategy has been to make shipping services available to consumers through the installation of its ASC systems in major office supply and instant printing outlets, business centers and office parks. Historically, ASCs were placed in service by the Company have been leased by retailers from third party leasing companies. The Company placed in service approximately one-third of its ASCs through such arrangements. During 1996 and 1997, however, the Company's deployment strategy emphasized the placement of Company-owned and operated ASCs in retail locations. Subsequent to June 30, 1997, the Company reevaluated these deployment methods in light of lower than anticipated package shipping volumes and lack of anticipated revenue per site, and began reducing the number of additional ASC placements. The Company has continued to explore methods to increase usage of ASCs currently in place, and to focus on the creation of strategic relationships with carriers. Methods and strategies utilized to increase ASC usage include consumer incentives (e.g., coupons), point of sale advertising, in-store customer awareness programs and changes in its price structure so as to become more competitive in the air express and package shipping market. The Company's cost of placing an ASC in a customer's site is approximately $6,000 per unit. The source of funds for these placements has been capital raised by the Company through equity offerings.

         In recent months, ASCs manufactured for placement by the Company were from existing inventories of finished ASCs and components. The Company's efforts to increase the volume of ASC transactions or market acceptance of the Company's ASCs have been unsuccessful. In addition to retail placements, the Company has been seeking to market its ASC technology to private carriers. The Company believes that air express and package shipping carriers may, in the future, utilize some form of self-service technology to increase accessibility to their services in the market, although there can be no assurance that ANY MAJOR carriers will decide to employ the Company's technology. See "Risk Factors - Market Acceptance of Products."

         The Company served customers in approximately 55,000 transactions during the year ended June 30, 1997 through its various retail locations which include OfficeMax stores and Kinkos Copy Centers. The Company enters into agreements with retailers to provide service and maintenance support related to the operation of the ASC at retail locations.

         The services provided by the Company under these agreements include data processing of credit card transactions, reconciliation and payment of weekly UPS bills for service contracted by the Company, customer service support related to package tracking and damage and loss claims for consumers who have used the system. These agreements also provide for maintenance of the hardware and licensing of the software related to the operation of the ASC. The Company generates revenue from package shipping transactions and compensates retailers based upon the number and types of shipping transactions processed. Each location in the Company's network of ASCs is centrally controlled and serviced through an electronic connection to the Company's computer network system located at its headquarters. The Company accepts cash and major credit cards for payment of package shipping charges. The Company also issues U-Ship private labeled "Preferred Business Shipper" credit cards to small businesses for which it bills and collects monthly. The Company also derives revenue, to a lesser extent, from the sale of shipping supplies such as boxes, packing material and tape to retailers for consumer sales.

         In September 1996, the Company entered into an Installation and Marketing Agreement (the "Kinkos Agreement") with Kinkos, Inc. ("Kinkos"). The Kinkos Agreement provides that Kinkos will use its best efforts to provide the Company the opportunity to install up to 250 ASCs in Kinkos Copy Centers by December 1997. Under the terms of the Kinkos Agreement, each ASC shall remain in service for 36 months following the date of its installation, subject to certain contingencies. Also, the Kinkos Agreement provides that the Company will retain ownership of the ASCs installed at Kinkos sites, and package shipping revenue generated at each site will be shared between the Company and Kinkos. As of September 30, 1997, the Company had installed 88 ASCs in Kinkos Copy Center locations. The Company is currently conducting discussions with Kinkos concerning the placement of additional ASCs in Kinkos locations under existing contracts and methods of promoting the increased usage of ASCs in Kinkos stores. In October 1996, the Company entered into a 36 month Installation and Marketing Agreement (the "OfficeMax" Agreement") with OfficeMax, Inc. ("OfficeMax"). The terms of the OfficeMax Agreement, as amended, allow the Company to install 140 ASCs into various CopyMax locations by the end of December 1997. Under the terms of the OfficeMax Agreement, each ASC shall remain in service for 36 months following the date of its installation. As of September 30, 1997, the Company had installed 103 ASCs in various CopyMax stores. The Company intends to continue working with these customers to increase usage of these ASCs in Kinkos and CopyMax stores.

         RECENT MANAGEMENT CHANGES AND REEVALUATION OF BUSINESS STRATEGY. In June 1997, the Board of Directors of the Company, in an effort to stem continuing losses due to the lack of ASC revenue, determined to reevaluate the Company's basic business strategy and direction. In implementing this plan, B. Richard Vogen, the Company's current Chairman, was appointed to the position of Chairman and Chief Executive Officer of the Company, replacing Bruce H. Senske, who was appointed President and Chief Operating Officer of the Company's Automated Shipping Centers Division. Mr. Senske's duties were to focus on marketing the Company's ASC technology, licenses and developing strategic relationships with shipping carriers or other potential customers for the Company's technology. During this period the Company's Board and management reevaluated the Company's business strategy, products and market, conducted discussions with certain major package and overnight carriers, and reduced the level of the Company's management staff and employees. The rate of placement of ASCs in retail locations was also reduced, the Company's placement of ASCs concentrating primarily upon its Kinkos and OfficeMax locations. During this period the Company also conducted discussions with potential additional candidates for its senior management and board, and made initial contacts with a consulting firm. On July 24, 1997 Mr. Senske was reappointed to the position of Chief Executive Officer, replacing Mr. Vogen, who continues to serve as Chairman. The Company's Board is continuing to evaluate the Company's business and strategy, as well as strategic alternatives that may enable the Company to remain viable and to achieve profitable operations. To implement this process and assist the Board, the Board engaged Manchester Financial Group, Inc. ("Manchester") in September 1997. As a part of its restructuring strategy, the Company is evaluating a number of business acquisition or merger opportunities outside of its current field of business. Such evaluations are at an early stage and no assurance can be given that a suitable acquisition or merger opportunity can be identified or completed.

         In September 1997, the Company engaged Manchester to provide certain advisory and consulting services, including, but not limited to, a strategic review and analysis of the Company's business, market, management, development plans and financing. The engagement, which is for a term of one year, provides for monthly payments to Manchester in amounts of $15,000 and the issuance to Manchester of a five-year warrant for the purchase of 200,000 shares of the Company's Common stock. The Company has also agreed to pay certain additional fees to Manchester in the event an acquisition-related transaction is consummated with a party to which the Company is introduced to by Manchester.

         CORPORATE HISTORY. The Company was incorporated in Utah under the name Basin Energy Corporation on September 10, 1979. In January 1980, the Company completed a public offering of 750,000 shares of Common Stock and thereafter engaged in various activities unrelated to its present business. In February 1990, the Company changed its name to EuroDynamics Corporation, and in May 1992, the Company entered into an exchange agreement with U-Ship International, Ltd., a Wisconsin corporation ("USI"), which provided for the acquisition of USI by the Company, which then amended its name to U-Ship, Inc. All references to the Company herein shall include U-Ship International, Ltd., the Company's operating subsidiary, and U-Ship America, Inc.

         The Company's principal executive offices are located at 5583 West 78th Street, Edina, Minnesota 55439 and its telephone number is (612) 941-4080.

                                  RISK FACTORS

         AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, IN CONNECTION WITH AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY.

         WHEN USED BELOW AND ELSEWHERE IN THIS PROSPECTUS, INCLUDING DOCUMENTS INCORPORATED HEREIN BY REFERENCE, THE WORDS "BELIEVES," "EXPECTS," "ANTICIPATES," "INTENDS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY "FORWARD- LOOKING STATEMENTS," AS DEFINED IN THE LITIGATION REFORM ACT. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. POTENTIAL PURCHASERS OF SHARES OF COMMON STOCK ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF.

         LIMITED OPERATING HISTORY; LOSSES FROM OPERATIONS; GOING CONCERN UNCERTAINTY. The Company entered its current business in 1992 and has a limited operating history. The Company has never generated net income, continues to sustain substantial operating losses and expects to continue to operate at a loss for the foreseeable future. For the fiscal year ended June 30, 1997, the Company incurred a net loss of $2,527,918. As of June 30, 1997, the Company had an accumulated deficit of $7,871,213 and had working capital of $1,225,000. Because of continuing operating losses, the Company's working capital has decreased since that date to $721,000 at September 30, 1997. The Company's working capital continues to decline due to continuing operating losses. For the quarter ended September 30, 1997, the Company incurred a loss of $503,612. As of September 30, 1997, 321 ASCs were in operation in 40 states. In fiscal years 1996 and 1997, 107 and 225 ASCs were placed in service by the Company, respectively. It is the Company's intention to phase out of its current business and seek business acquisition or merger opportunities. The Company also intends to continue to leverage its know-how and intellectual property assets through the creation of strategic relationships with one or more major express package carriers, although it has not been successful to date in creating any material relationships with carriers.

         The reports of the Company's independent public accountants concerning the Company's financial statements as of June 30, 1996 and 1997 contain explanatory paragraphs relating to the Company's ability to continue as a going concern. There can be no assurance that the Company will achieve profitable operations. The Company expects that it will require additional debt or equity financing during the first calendar quarter of 1998 to continue its business. The Company has not made arrangements for additional financing and no assurance can be given that it will be able to secure such financing when needed. A failure on the part of the Company to obtain financing when required would result in the reduction or cessation of the Company's business.

         In April 1997, to meet working capital needs, the Company issued 947,000 shares of Common Stock in a private placement for $1,630,000, or $1.725 per share. The shares were sold to certain existing institutional shareholders and certain directors and officers of the Company. The net proceeds from the private placement were used for working capital purposes, including the placement of additional ASCs.

         SIGNIFICANT G&A EXPENSES. During its 1997 and 1996 fiscal years, the Company's general and administrative expenses were $1,928,753 and $1,315,216, respectively, or approximately 210% and 184% of net sales.

         SIGNIFICANT ADDITIONAL FINANCING NEEDED; ADDITIONAL DILUTION EXPECTED. The Company expects that it will require significant additional financing to continue operations as early as the first calendar quarter of 1998. The Company has made no arrangements for such financing and no assurance can be given that the additional financing will be available when required or, if available, that the same would be on terms acceptable to the Company. It is likely that any additional financing will involve the issuance of the Company's equity securities, resulting in significant dilution to existing shareholders. The Company's failure to obtain such additional capital when required could force the Company to cease operations or liquidate.

         INABILITY TO DEVELOP MARKET ACCEPTANCE FOR PRODUCTS. To date, the Company has had only limited success in creating demand for automated shipping services. The number of shipping transactions which currently utilize the Company's ASCs are lower than expected. While the Company is undertaking efforts to address these problems and to create a demand for the Company's ASCs, the marketing and other costs of doing so may be beyond the Company's funding capabilities. These efforts include joint promotional programs with Kinkos, OfficeMax and other Company sponsored programs. Such programs consist of in store point-of-sale signage, holiday promotional signage and discount coupons. A failure on the part of the Company to address these and other issues and to create demand for its products could result in the reduction or cessation of the Company's business.

         The Company has installed Company-owned ASCs in anticipation of seasoned units (in operation 12 months or longer) generating package shipping volume of 100 or more per month. As of August 31, 1997, the Company had 108 seasoned ASCs in service which had average monthly shipping volumes of 29 packages per unit.

         The Company has ASCs in locations in 40 states from Alaska to New York. The commercial (non-U.S. Postal Service) package shipping market is dominated by a relatively small number of carriers, and carriers affiliated with direct air carriers, including UPS, Federal Express Corporation ("Federal Express"), Roadway Package System, Inc. ("RPS"), DHL Worldwide Services ("DHL") and Airborne Express ("Airborne"). These established carriers, together with the U.S. Postal Service, process the vast majority of consumer and small business package shipping transactions. There can be no assurance that any of such dominant commercial package shippers or the public will adopt a self-service shipping center concept or that they will select the Company's ASCs in preference to the shipping services offered by its competitors or potential competitors. The failure to achieve market acceptance has had a material adverse effect on the Company's business.

         In March 1996, the Company entered into a Master Agreement for Automated Shipping Center Software License and Related Software-Based Services with UPS Canada (the "Canada Agreement"), pursuant to which the Company licenses its proprietary software to UPS Canada for use with the Company's ASCs in up to ten retail counter applications in three cities in Canada. Under the Canada Agreement, the Company will be paid a fee by UPS Canada upon placement of the respective ASC at each Canadian location, together with a per-package fee on each package shipped using the Company's ASC. The term of the Canada Agreement is three years. The ASCs subject to this agreement will be maintained under a separate maintenance agreement.

         DEPENDENCE UPON CARRIERS. The Company is substantially dependent upon UPS to pick up and transport packages processed via the Company's ASCs. Any interruption in, or increase in price of, such service, or the failure of the Company to continue to maintain arrangements with UPS or to develop relationships with other package carriers, would cause an interruption of service to the Company's customers and would have a material adverse effect upon its business. The Company has no control over the nature, cost or availability of services provided by any carrier, including UPS, and has no long term contracts with such carriers.

         On August 4, 1997, the Teamsters Union went on strike against UPS. As a result, a significant number of UPS's 185,000 employees, who are also Teamster Union members, joined the strike. In addition, most of the 2,000 pilots belonging to the Independent Pilots Association honored the strike, further hampering UPS's shipping capabilities. This strike halted the shipment of the vast majority of packages intended to be shipped via UPS, including those intended to be so shipped and which utilized the Company's ASCs. While the strike ended on August 18, 1997, the Company estimates that its revenues decreased by approximately $75,000 due to the strike. During the strike, the Company was not able to effect reductions in its expenses to offset such loss of revenue.

         For each ASC location, the Company enters into a Commercial Counter Agreement with UPS which provides the basic terms of service, advertising restrictions and certain related matters. The Company has also entered into an Automated Shipping System Letter Agreement with UPS regarding the Company's arrangements for use of UPS's Parcel Register, Computer Manifest and other systems for identifying and recording packages turned over to UPS for delivery. This agreement is generally terminable at will, although the Company has enjoyed a shipper-carrier relationship with UPS since 1992. Further, UPS is a regulated carrier which, under applicable laws and regulations, is obligated, upon reasonable request, to provide safe and adequate service, equipment and facilities for the surface transportation of property in interstate commerce. This duty to furnish continuous and adequate service obligates UPS to furnish ground transportation services without discrimination at its established rates and to the limit of its capacity. However, UPS is not regulated with respect to shipments tendered which involve prior or subsequent movement by air.

         RELIANCE UPON THIRD PARTIES FOR FINANCING. Historically, the Company has relied extensively upon third parties to provide lease financing for ASCs sold or leased to retailers. While the Company's focus has shifted away from the placement of ASCs in reliance on such financing, it may seek third party financing for sales to customers in the future. The Company has no commitments from third parties to provide financing to it or its customers, and there can be no assurance that such financing will be available to the Company on terms acceptable or favorable to it or its customers. In the event the Company determines to make third party leases or financing arrangements a part of its marketing strategy, and is unable to maintain relationships with third parties to provide such financing, its business could be adversely affected.

         INABILITY TO FORM STRATEGIC RELATIONSHIPS. The Company has not been successful in creating strategic relationships with major carriers and retailers. The Company believes that relationships with carriers and other strategic partners would have enabled it to deploy its proprietary technology in the market by leveraging a partner's established service and distribution channels. The Company has entered into relationships with Kinkos and OfficeMax pursuant to which the Company installed a limited number of ASCs in Kinkos Copy Centers and CopyMax stores. These agreements have, however, not generated expected levels of package shipping transactions and the Company has curtailed installation of ASCs under the terms of both agreements. The Company has not been successful in creating relationships with potential partners other than Kinkos and OfficeMax. The Company anticipates that it will require additional debt or equity financing as early as the first quarter of 1998. To the extent that the Company is unable to enter into strategic relationships with carriers and retailers, or additional relationships with business partners, it may be required to reduce or cease its business operations.

         DEPENDENCE ON PROPRIETARY RIGHTS. The Company's success depends, in part, upon its ability to protect its proprietary technology, for which it relies on a combination of patent, copyright, trademark and trade secret laws. Although the Company has received patents for its ASC, there can be no assurance that current intellectual property laws will afford the Company significant protection against competitors or that other technology will not be developed to functionally compete with the Company's product. The Company believes that one or more major carriers, all of which have greater financial, technical and marketing resources than the Company, have attempted to develop or purchase products or technologies competitive with the Company's ASCs. The Company is aware that Federal Express and UPS test marketed PC-based automated self-service shipping terminals between 1992 and 1994, but believes that substantially all of these systems have been removed from the test market. The Company also is aware of the fact that the U.S. Postal Service is in the process of developing a self-service, automated Postal Transaction Machine ("PTM"), which, the Company believes, will enable consumers to ship letters and packages via the United States mail. The Company is unaware of whether the PTM, or parts thereof, infringe upon any of the Company's proprietary technology. The Company is not currently aware of any self-service, automated shipping products in use which would infringe upon the Company's patents. Should the Company determine that its patents are being infringed, it could incur substantial legal costs in any action to enforce its patents or other intellectual property rights, and there can be no assurance that it would be successful in any such action.

         FRANCHISE REGULATION. The Federal Trade Commission regulates the offer and sale of franchises under its "Franchise Rule," a regulation which sets forth standards mandating disclosure of information before the sale of a franchise or business opportunity. Additionally, several states, including Minnesota, have laws and rules which regulate various aspects of franchising and the sale of business opportunities. The Company believes that its programs for the sale, lease or placement of ASCs do not constitute franchises or business opportunities within the meaning of the Franchise Rule or such state laws. If the Company should be required to comply with such laws or rules it would incur substantial costs, delays and other burdens associated with various franchise registration and disclosure compliance obligations. In addition, there can be no assurance that other governmental regulations will not hinder the Company's plans. A finding that the Company has violated state franchise laws or regulations or the Franchise Rule could result in administrative, civil or criminal actions against the Company and would materially and adversely affect its business. In addition, if the Company is found to have violated franchise laws, certain persons entitled to the benefit of such laws may have the right to rescind their purchases or leases of the Company's ASCs, in addition to recovering damages, interest and attorneys' fees. The Company does not believe, however, that it has operated in violation of any franchise laws.

         COMPETITION. The commercial (non-U.S. Postal Service) package shipping market is dominated by a relatively small number of companies which have more experience in the industry and have greater financial and technical resources than the Company. Both Federal Express and UPS have test marketed automated self-service shipping terminals, but have, to the best of the Company's knowledge, discontinued such tests, and neither of them currently operates competing machines in the market that are comparable to the form and function of the Company's ASC. The Company is aware, however, that the U.S. Postal Service is in the process of developing the PTM. Because the Company's ASC does not currently permit consumers to ship packages through the United States Mail, to the extent that the PTM will, it may discourage people from using the Company's ASCs. The Company also competes with major air express carriers, such as UPS, Federal Express, Airborne, DHL and the U.S. Postal Service, all of which deploy large numbers of "drop boxes" which compete with the Company's ASCs. According to industry sources, these carriers are deploying additional drop boxes on an ongoing basis. Many of such boxes have or will be installed in business centers, office parks and shopping malls, which could be potential sites for the Company's ASCs. There can be no assurance that such dominant commercial package shippers or the public will adopt a self-service shipping center concept or that they will select the Company's products and services in preference to their current methods of package collection, or to those of the Company's competitors or potential competitors. The Company also faces intense competition from the related service industry providing package collection services, such as mail and packaging stores. In addition, the Company's competitors and the dominant package shippers, all which have greater resources than the Company, could develop products competitive with the Company's ASCs.

         TECHNOLOGICAL RISKS. The Company anticipates that any market which develops for automated shipping services will be characterized by rapidly changing technology and user preferences. Such market will likely be heavily influenced by the preferences and acceptance of such technology by major package and parcel carriers. There can be no assurance that future products or technology developed by others will not render obsolete the Company's technology. Failure on the part of the Company to develop new technology to meet competitive challenges may adversely affect the Company's prospects.

         The Company is currently focusing its product development efforts on ASCs designed specifically for certain carriers. These systems are being developed to assist in nurturing strategic relationships with domestic and international carriers. The Company also has under development a variety of communication tools that will help the shipper access information about its shipping options, costs and current status of shipped packages more quickly using the communications capabilities of the Internet. These products have not yet been scheduled for release and remain subject to further development and market research. The Company is also developing software that will allow the ASC to perform additional retail functions to enhance the revenue per site. These software developments will allow the Company to sell advertising services on the ASC to major manufacturers and services companies who wish to promote their products and services through the use of the Company's technology. The Company spent $247,053 on research and development in fiscal year 1996 and $237,892 in fiscal year 1997. As of September 30, 1997, there were four employees engaged in research and development activities.

         UNINSURED OBLIGATIONS TO SHIPPING CUSTOMERS. The Company or a retailer with whom a package is deposited may have exposure to a customer to the maximum extent of the declared value of the package in the event of its damage or destruction while in the possession of the Company or a retailer. The Company limits its liability to the customer to the amount of the declared value pursuant to the shipping transaction documentation. The Company, however, has no insurance which would protect it against such losses.

         DEPENDENCE ON KEY PERSONNEL. The Company's future success will depend in large part upon the continued service of its key technical, marketing and management personnel, as well as on its ability to continue to attract independent contractors. The Company is also dependent on its ability to identify, hire, train and motivate qualified personnel necessary to enable it to continue ongoing product development and to market its products and services. The Company does not have key person life insurance policies on any of its employees, except for a $1,000,000 policy on Bruce Senske. Substantially all of the Company's employees are subject to confidentiality agreements. The Company has no collective bargaining or employment agreements with any of its employees. There are currently three employees working in technical positions, two in marketing positions and four in management positions. The departure of key employees could have a material adverse effect on the Company's business. No assurance can be given that the Company's current employees will continue to provide services to the Company, or that the Company will be able to obtain the services of additional personnel necessary for the Company's operations.

         CONTROL BY MANAGEMENT. The current officers and directors of the Company beneficially own approximately 12.5% of the outstanding shares of Common Stock. Accordingly, because the Company does not have cumulative voting, such persons, if voting in concert, may be able to elect the entire board of directors, and generally direct the affairs of the Company. Further, this concentration of ownership could have the effect of delaying, deferring or preventing a change in control of the Company.

         PREFERRED SHARES. The authorized and unissued stock of the Company includes 25,000,000 shares of preferred stock. The Company's Board of Directors, without any action by the Company's shareholders, is authorized to issue the preferred shares in such classes or series as it deems appropriate and to establish the rights, preferences and privileges of such shares, including dividend and liquidation preferences, and voting rights. No shares of preferred stock or other senior equity securities have been issued by the Company, and currently there is no plan to issue any such securities. However, the ability of the Company's Board of Directors to issue such preferred shares could impede or deter an unsolicited tender offer or takeover proposal regarding the Company, and the issuance of additional shares having preferential rights could adversely affect the voting power and other rights of holders of Common Stock.

         NO DIVIDENDS. No dividends have been paid on shares of the Common Stock. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefor, and other relevant factors.

         IMPACT OF SALE OF SECURITIES; SECURITIES ELIGIBLE FOR FUTURE SALE; POSSIBLE DILUTIVE EFFECT OF OUTSTANDING OPTIONS AND WARRANTS. There were approximately 4,967,669 shares of Common Stock outstanding as of June 30, 1997. In addition, there were warrants and options outstanding as of such date to purchase approximately 1,447,446 additional shares of Common Stock which are exercisable at prices ranging from $2.80 to $5.20 per share. The sale of such securities, the Shares offered pursuant to this Prospectus, and the sale of additional shares of Common Stock which may become eligible for sale in the public market from time to time upon the exercise of warrants and options could have the effect of depressing the market prices for the Common Stock.

         LIMITATIONS ON BROKER-DEALER SALES OF COMPANY COMMON STOCK; APPLICABILITY OF "PENNY STOCK" RULES; NO ASSURANCE OF CONTINUED QUOTATION ON THE NASDAQ STOCK MARKET. Federal regulations promulgated under the Exchange Act regulate the trading of so-called "penny stocks" (the "Penny Stock Rules"), which are generally defined as any security not listed on a national securities exchange or The Nasdaq Stock Market ("Nasdaq"), priced at less than $5.00 per share and offered by an issuer with limited net tangible assets and revenues. In addition, equity securities listed on Nasdaq which are priced at less than $5.00 per share are deemed penny stocks for the limited purpose of Section 15(b)(6) of the Exchange Act. Therefore, if, during the time in which the Common Stock is quoted on the Nasdaq SmallCap Market, the Common Stock is priced below $5.00 per share, trading of the Common Stock will be subject to the provisions of Section 15(b)(6) of the Exchange Act, which make it unlawful for any broker-dealer to participate in a distribution of any penny stock without the consent of the Commission if, in the exercise of reasonable care, the broker-dealer is aware of or should have been aware of the participation of a previously sanctioned person. In such event, it may be more difficult for broker-dealers to sell the Common Stock and purchasers of shares of Common Stock may experience difficulty in selling such shares in the future in secondary trading markets.

         The Company's Common Stock is currently listed on the Nasdaq SmallCap Market. On August 22, 1997, the SEC approved a number of proposed changes to the Nasdaq listing requirements. Common and preferred stock must have a minimum bid price of $1.00. All companies listed on the Nasdaq SmallCap Market must meet specific corporate governance requirements, distribute an annual and interim reports, have a minimum of two independent directors, have an annual shareholder meeting, meet the quorum requirement, make a solicitation of proxies, review conflicts of interest, have shareholder approval for certain corporate actions and provide voting rights. A company listed on the Nasdaq SmallCap Market must also have either net tangible assets of over $2.0 million, a market capitalization of $35.0 million or net income of $500,000, a public float of 500,000 shares, and the market value of such public float must be over $4.0 million. The Company must have a minimum of 300 shareholders. There must be at least two market makers. The Company must also comply with the Nasdaq corporate governance requirements. Since October 28, 1997, the Company's Common Stock has had a closing bid price below $1.00. In September 1997, Nasdaq released a Bulletin announcing the above-referenced new listing requirements for companies listed on the Nasdaq SmallCap Market. The new entry requirements will be effective immediately and will apply retroactively to issuers that filed to list after March 3, 1997. Companies failing to satisfy the new continued listing requirements will be allowed six months to meet the new requirements. During this six-month period, Nasdaq has advised companies to initiate appropriate corporate action to achieve full compliance. Unless the market price of the Company's Common Stock increases to $1.00 or more, its stock will be delisted from Nasdaq. In addition, as of September 30, 1997, the Company's net tangible assets were in excess of $2.0 million. If the Company's net tangible assets fall below $2.0 million, the Company could also lose its eligibility for its Nasdaq SmallCap listing. Other than the minimum bid price requirement, the Company believes that it currently meets all of the requirements of the new Nasdaq rules. Should the Common Stock be suspended from trading privileges on such market as a result of the Company's failure to comply with any of the above, or other applicable requirements, the Company, prior to re-inclusion, must comply with the respective requirements prior to continued listing. However, should the Common Stock be terminated from trading privileges on the Nasdaq SmallCap Market, the Company, prior to re-inclusion, must comply with the applicable requirements for initial inclusion on the Nasdaq SmallCap Market which are more stringent than the requirements for continued listing. There can be no assurance that the Common Stock will continue to be listed on the Nasdaq SmallCap Market.

         In the event that the Common Stock is delisted from the Nasdaq SmallCap Market and the Company fails other relevant criteria, trading, if any, in shares of Common Stock would be subject to the full range of the Penny Stock Rules. Under Exchange Act Rule 15g-8, broker-dealers must take certain steps prior to selling a penny stock, which steps include: (i) obtaining financial and investment information from the investor; (ii) obtaining a written suitability questionnaire and purchase agreement signed by the investor; (iii) providing the investor a written identification of the shares being offered and in what quantity; and (iv) deliver to the investor a written statement setting forth the basis on which the broker or dealer approved the investor's account for the transaction. If the Penny Stock Rules are not followed by a broker-dealer, the investor has no obligation to purchase the shares. Accordingly, delisting from the Nasdaq SmallCap Market and the application of the comprehensive Penny Stock Rules would make it more difficult for broker-dealers to sell the Common Stock, purchasers of shares of Common Stock would have difficulty in selling such shares in secondary transactions and the per share price of such stock would likely be greatly reduced.

         PLAN OF DISTRIBUTION. In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available.

                                   MANAGEMENT

         The Directors and Executive Officer of the Company are:

         NAME                       AGE                   POSITION(S)
         ------                   -------     ----------------------------------

         B. Richard Vogen            54       Chairman and Director

         Bruce H. Senske             42       President, Chief Executive Officer
                                              and Director

         Donald L. Kotula            51       Director

         Gary W. Ramsden             39       Director

         B. RICHARD VOGEN. Mr. Vogen was appointed to the position of Chairman of the Company in June 1997. Mr. Vogen served as Chief Executive Officer for the period of June 5, 1997 to July 24, 1997. Mr. Vogen has been a member of the Company's Board since June 1993. Prior to joining the Company, Mr. Vogen founded Vocam Systems, Inc. ("Vocam") in 1985, and served as its President and Chairman until its acquisition by the Pitney Bowes Company in 1990. After its acquisition by Pitney Bowes, Mr. Vogen continued to serve as President of the Vocam Systems division until June 1994. Since that date, Mr. Vogen has served as an independent management consultant.

         BRUCE H. SENSKE. Mr. Senske has served as President and Chief Executive Officer of the Company since January 1993, with the exception of the period of June 5, 1997 to July 24, 1997, when he instead served as President and Chief Operating Officer of the Company's Automated Shipping Centers Division. Mr. Senske has been a member of the Company's Board since January 1993, and served as its Chief Financial Officer and Treasurer between January 1993 and November 1996. From 1988 to 1992, Mr. Senske was Vice President of Strategic Marketing and Product Planning at Vocam.

         DONALD L. KOTULA. Mr. Kotula has been a member of the Company's Board since January 1995. Mr. Kotula is founder of Northern Hydraulics, a major retailer of construction and light industrial equipment, tools and supplies. Mr. Kotula has served as President and Chief Executive Officer of Northern Hydraulics since 1981.

         GARY W. RAMSDEN. Mr. Ramsden served as the President of U-Ship International, Ltd., a subsidiary of the Company, from its inception in September 1991 to January 1993, and has been a member of the Company's Board since its merger with U-Ship International, Ltd. in June 1992. Mr. Ramsden is currently a realtor with Burnett Realty in Eau Claire, Wisconsin. From October 1989 to March 1991, Mr. Ramsden was employed in sales and management capacities for Crandell Moving and Storage, Incorporated in Altoona, Wisconsin. From July 1988 to September 1989, Mr. Ramsden was President of Five Star Moving Systems, Incorporated in Shoreview, Minnesota.

                              SELLING SHAREHOLDERS

         The following table sets forth, as of October 31, 1997, the name of each Selling Shareholder, certain beneficial ownership information with respect to the Selling Shareholders, and the number of Shares that may be sold from time to time by each Selling Shareholder pursuant to this Prospectus. There can be no assurance that the Shares offered hereby will be sold.

                                                                                                   PERCENTAGE OF
                                                                                                    OUTSTANDING
                                               SHARES                             SHARES              SHARES
                                            BENEFICIALLY                       BENEFICIALLY        BENEFICIALLY
                                              OWNED(1)        SHARES          OWNED(1) UPON        OWNED UPON
                                              PRIOR TO       OFFERED        COMPLETION OF THE     COMPLETION OF
SELLING SHAREHOLDER                           OFFERING        HEREBY             OFFERING         THE OFFERING
------------------------------------------  ------------   -------------   --------------------  ---------------
Tablesalt & Co.                               666,667         666,667                   -              -

Donald L. Kotula                              265,352(2)        8,696             256,656             5.1

Bruce H. Senske                               239,630(3)        3,188             236,442             4.7

Brewster Diversified Services, Inc.           127,374         127,374                   -              -

Northstar & Co.                                86,957          86,957                   -              -

Seawave & Co.                                  86,957          86,957                   -              -

Michael L. Bochert                             74,196(4)       74,196                   -              -

B. Richard Vogen                               61,647(5)        8,696              52,951             1.1

Kenneth W. Liles                               58,355(6)        2,522              55,833             1.1

Donald F. Hagen as Trustee for the
Donald F. Hagen Revocable Trust                44,857(7)       37,857               7,000              *

Okabena Partnership K                          40,000(8)       40,000                   -              -

Ellis Family Limited Partnership               33,928(9)       33,928                   -              -

Brookbreeze & Co.                              28,986          28,986                   -              -

Donna L. Welsh                                 22,392(10)      18,392               4,000              *

Willis K. Drake                                20,738(11)       8,696              12,042              *

Ronald D. Schmidt                              20,696(12)       8,696              12,000              *

Ben B. and Sophie Reuben                       20,000(10)      20,000                   -              -

Christopher A. Elliott                         18,928(9)       18,928                   -              -

James P. Gearen                                18,928(9)       18,928                   -              -

Piper Jaffray as Custodian FBO
Harold Roitenberg IRA                          18,928(13)      18,928                   -              -

Raymond M. Feltl and Genevieve I.
Feltl, as Trustees for the Raymond M.
Feltl Revocable Trust                          15,142(14)      15,142                   -              -

Strickland Family Limited Partnership          13,250(10)      13,250                   -              -



                                                                                                   PERCENTAGE OF
                                                                                                    OUTSTANDING
                                               SHARES                             SHARES              SHARES
                                            BENEFICIALLY                       BENEFICIALLY        BENEFICIALLY
                                              OWNED(1)        SHARES          OWNED(1) UPON        OWNED UPON
                                              PRIOR TO       OFFERED        COMPLETION OF THE     COMPLETION OF
SELLING SHAREHOLDER                           OFFERING        HEREBY             OFFERING         THE OFFERING
------------------------------------------  ------------   -------------   --------------------  ---------------

Peter Linstroth                                10,464(15)      10,464                   -              -

Kenneth B. Heithoff                            10,000(10)      10,000                   -              -

William R. Kennedy, Trustee, F.B.O.
Neurology Limited Employee Pension
Plan                                           10,000(10)      10,000                   -              -

Oban Capital Assets, Inc.                      10,000(9)       10,000                   -              -

Harold Roitenberg Trustee FBO
Harold Roitenberg Trust                        10,000(10)      10,000                   -              -

James M. Gayes                                  9,464(13)       9,464                   -              -

Bryant S. and Peggy J. Loring                   9,464(13)       9,464                   -              -

Minnesota Bankfirst                             6,677(16)       6,677                   -              -

Stanford Baratz                                 5,000(13)       5,000                   -              -

Arne M. Cook                                    5,000(13)       5,000                   -              -

Brett W. and Nancy J. Frey                      5,000(13)       5,000                   -              -

Steven H. Graybow                               5,000(13)       5,000                   -              -

Fred N. Hedberg                                 5,000(13)       5,000                   -              -

Stuart Holmer, Piper Jaffray as
Custodian                                       5,000(13)       5,000                   -              -

Stephen Kellogg                                 5,000(13)       5,000                   -              -

Robert Michelson                                5,000(13)       5,000                   -              -

Paul G. Miller                                  5,000(13)       5,000                   -              -

Richard P. Meyers                               5,000(13)       5,000                   -              -

Realty Center Inc., P/S/T Thomas A.
Reis & James Lamson, Trustees
F.B.O. James Lamson                             5,000(13)       5,000                   -              -

Kent A. Rodriguez                               5,000(13)       5,000                   -              -

Larry Saliterman                                5,000(13)       5,000                   -              -

Michael L. and Laurie Snow                      5,000(13)       5,000                   -              -

Scott Welsh                                     5,000(13)       5,000                   -              -

Gang Zhang                                      5,000(13)       5,000                   -              -

Albin S. Dubiak                                 4,732(17)       4,732                   -              -



                                                                                                   PERCENTAGE OF
                                                                                                    OUTSTANDING
                                               SHARES                             SHARES              SHARES
                                            BENEFICIALLY                       BENEFICIALLY        BENEFICIALLY
                                              OWNED(1)        SHARES          OWNED(1) UPON        OWNED UPON
                                              PRIOR TO       OFFERED        COMPLETION OF THE     COMPLETION OF
SELLING SHAREHOLDER                           OFFERING        HEREBY             OFFERING         THE OFFERING
------------------------------------------  ------------   -------------   --------------------  ---------------

Scott T. Frederiksen                            4,732(17)       4,732                   -              -

Arthur Sund Nelson                              4,732(17)       4,732                   -              -

Dennis J. Doyle                                 4,464           4,464                   -              -

Richard Shaller                                 4,464           4,464                   -              -

Bryan M. Virgin                                 4,043           1,043               3,000              *

Anwar H. Bhimani                                3,754           2,754               1,000              *

Marcus A. and Ann Freundschuh                   3,500(17)       3,500                   -              -

James T. Hansing                                2,500(17)       2,500                   -              -

Ralph R. Pettyjohn                              2,500(17)       2,500                   -              -


---------------------
* Indicates an amount less than 1%.

(1) The securities "beneficially owned" by a person are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the Commission and accordingly, may include securities owned by or for, among others, the spouse, children or certain other relatives of such person, as well as other securities over which the person has or shares voting or investment power or securities which the person has the right to acquire within 60 days.
(2) Includes 40,466 shares of Common Stock owned by Mr. Kotula, 132,010 shares of Common Stock owned by Norquip Leasing, Inc. ("Norquip"), a company owned by Mr. Kotula, 5,375 shares of Common Stock purchasable pursuant to the exercise of options and warrants and 87,500 shares of Common Stock purchasable pursuant to the exercise of warrants held by Norquip.
(3) Includes 69,235 shares of Common Stock purchasable pursuant to the exercise of warrants and 130,083 shares of Common Stock held in joint tenancy with Mr. Senske's wife.
(4) Includes 67,732 shares of Common Stock purchasable pursuant to the exercise of warrants.
(5) Includes 18,250 shares of Common Stock purchasable pursuant to the exercise of options and warrants.
(6) Includes 12,500 shares of Common Stock purchasable pursuant to the exercise of options and warrants.
(7) Includes 20,000 shares of Common Stock purchasable pursuant to the exercise of warrants.
(8) Includes 40,000 shares of Common Stock purchasable pursuant to the exercise of warrants.
(9) Includes 10,000 shares of Common Stock purchasable pursuant to the exercise of warrants.
(10) Perkins Capital Management has either the sole or shared power to dispose or to direct the disposition of the shares.
(11) Includes 5,375 shares of Common Stock purchasable pursuant to the exercise of options and warrants.
(12) Includes 5,000 shares of Common Stock purchasable pursuant to the exercise of options.
(13) Includes 5,000 shares of Common Stock purchasable pursuant to the exercise of warrants.
(14) Includes 8,000 shares of Common Stock purchasable pursuant to the exercise of warrants.
(15) Includes 7,000 shares of Common Stock purchasable pursuant to the exercise of warrants.
(16) Includes 6,667 shares of Common Stock purchasable pursuant to the exercise of warrants.
(17) Includes 2,500 shares of Common Stock purchasable pursuant to the exercise of warrants.

         The Company has agreed to bear all expenses (other than selling commissions and fees) in connection with the registration and sale of the Shares being offered by the Selling Shareholders in over-the-counter market transactions or in negotiated transactions. See "Plan of Distribution." The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the resale of the Shares from time to time in over-the-counter market transactions or in negotiated transactions. This Prospectus forms a part of such Registration Statement.

                                USE OF PROCEEDS

         The Shares offered hereby will be sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders. See "Selling Shareholders."

                              PLAN OF DISTRIBUTION

         The Shares offered hereby may be offered by the Selling Shareholders from time to time. The Company will receive no proceeds from the sale of the Shares. Sales may be effected by the Selling Shareholders in transactions on The Nasdaq Stock Market, in negotiated transactions, or in a combination of such methods of sale, at prices relating to prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts or commissions from the Selling Shareholders or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions).

         The Selling Shareholders and any persons who participate in the sale of the Shares from time to time, may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any commissions paid or discounts or concessions allowed to any such persons and any profits received on resale of the Shares, may be deemed to be underwriting compensation under the Securities Act.

         In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available.

         The Company has agreed to indemnify the Selling Shareholders and their control persons with respect to certain liabilities in connection with the sale of the Shares pursuant to this Prospectus, including liabilities under the Securities Act and the Exchange Act. In addition, certain Selling Shareholders have agreed to indemnify the Company, its directors, officers, agents and control persons against certain liabilities incurred as a result of information provided by the Selling Shareholders for use in this Prospectus. Insofar as indemnification for liabilities arising under the Securities Act may be permitted pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                  LEGAL MATTERS

         The validity of the Shares offered hereby and certain legal matters pertaining to the Company were passed upon on behalf of the Company by Briggs and Morgan, Professional Association.

                                     EXPERTS

         The consolidated financial statements as of September 30, 1997 and 1996 and for each of the three years in the period ended June 30, 1997, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto (which contains an explanatory paragraph with respect to substantial doubt about the Company's ability to continue as a going concern) and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

================================================================================

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER DESCRIBED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE UNDER THIS PROSPECTUS SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATE OF ANY DOCUMENTS INCORPORATED HEREIN BY REFERENCE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES, OR AN OFFER OR SOLICITATION IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH STATE.



                              ---------------------

                                TABLE OF CONTENTS

                              ---------------------

                                                                           Page
                                                                           ----
Available Information....................................................... 2
Incorporation of Certain Documents
  by Reference.............................................................. 2
Prospectus Summary.......................................................... 4
Risk Factors................................................................ 8
Management..................................................................15
Selling Shareholders........................................................16
Use of Proceeds.............................................................19
Plan of Distribution........................................................19
Legal Matters...............................................................19
Experts.....................................................................19

================================================================================



                                1,538,474 SHARES




                                  U-SHIP, INC.


                                  COMMON STOCK




                                ---------------

                                   PROSPECTUS

                                ---------------




                               ____________, 1997

================================================================================

                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

5.1*     Opinion of Briggs and Morgan, Professional Association.

23.1*    Consent of Briggs and Morgan, Professional Association (included in
         Exhibit 5.1).

23.2     Consent of Arthur Andersen LLP.

24.1* Power of Attorney (included on signature page to the Registration Statement).

--------------------

*  Previously filed.

ITEM 17. UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions summarized in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes that (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance on Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Edina and State of Minnesota, on December 12, 1997.

                                        U-SHIP, INC.


                                        By /s/ Bruce H. Senske
                                           ------------------------------
                                           Bruce H. Senske, President
                                           and Chief Executive Officer


       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on the dates and in the capacities indicated.


        Signature                         Title                       Date
        ---------                         -----                       ----

/s/ Bruce H. Senske          President, Chief Executive        December 12, 1997
-------------------------    Officer and Director (Principal
Bruce H. Senske              Executive, Accounting and
                             Financial Officer)


            *                Chairman and Director             December 12, 1997
-------------------------
B. Richard Vogen


            *                 Director                         December 12, 1997
-------------------------
Donald L. Kotula


            *                 Director                         December 12, 1997
-------------------------
Gary W. Ramsden



*By: /s/ Bruce H. Senske
     --------------------
      Bruce H. Senske
      Attorney-In-Fact

                                  EXHIBIT INDEX


NUMBER                             DESCRIPTION
------   -----------------------------------------------------------------------

5.1*     Opinion of Briggs and Morgan, Professional Association.

23.1*    Consent of Briggs and Morgan, Professional Association (included in
         Exhibit 5.1).

23.2     Consent of Arthur Andersen LLP.

24.1*    Power of Attorney (included on signature page to Registration
         Statement).

--------------------

*  Previously filed.